April 8, 2011

Ms. Brittany Ebbertt
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Hampden Bancorp, Inc.
Form 10-K review and comment letter dated March 18, 2011
Request for extension
File No. 1-33144

Dear Ms. Ebbertt:

Thank you very much for speaking with us this afternoon.  As we discussed we will revise our response letter to you.  We anticipate that it will take a few days to revise the letter and we would appreciate an extension.

I expect that we will be able to file our response letter with the Commission by Friday, April 15, 2011. I would appreciate it very much if you would approve this extension.

Sincerely,

/s/ Robert A. Massey

Robert A Massey
Chief Financial Officer
Hampden Bancorp, Inc.